650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

July 16, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Barbara C. Jacobs, Assistant Director

Mitchell Austin, Staff Attorney

Patrick Gilmore, Accounting Branch Chief

Frank Knapp, Staff Accountant

Re:       Twitter, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed March 2, 2015

Form 10-Q for the Quarterly Period Ended March 31, 2015

Filed May 11, 2015

File No. 001-36164

Ladies and Gentlemen:

We are submitting this letter on behalf of Twitter, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on June 17, 2015 that relate to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 (File No. 001-36164) that was filed with the Commission on March 2, 2015 (the “Form 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2015 that was filed with the Commission on May 11, 2015 (the “Form 10-Q”). The numbered paragraphs below correspond to the numbered comments in the Staff’s letter and the Staff’s comments are presented in bold italics.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Factors Affecting Our Future Performance

International Expansion, page 50

1.

We note your response to prior comment 4.  Similar to the significant increase in foreign pre-tax losses in 2014, we also note on page 100 that foreign revenue increased significantly from $172.6 million in fiscal 2013 to $457.3 million in fiscal 2014. Please tell us your consideration for describing the disproportionate relationship between this revenue growth and increase in foreign pre-tax loss. Please also tell us your consideration for describing any emerging revenue

Securities and Exchange Commission

July 16, 2015

growth trend as it relates to the increasing foreign costs associated with your strategy to expand your global presence, as well as the expected impact on foreign pre-tax results going forward.  We refer you to Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

The Company respectfully advises the Staff that, as described in its response to comment 4 of the Staff’s letter dated April 13, 2015 (the “April Letter”), the Company’s foreign pre-tax losses increased as a result of the Company’s strategy to expand its global presence and, in order to support international expansion, the Company put in place additional arrangements to share costs with its foreign subsidiaries in late 2013.  Centralized management and development of the Company’s platform result in centrally incurred costs, primarily in the U.S., that are shared with jurisdictions which generate local sales from the platform. The costs being shared include costs associated with research and development activities and stock based compensation, which grew significantly in 2014 as the Company completed its initial public offering in late 2013.  The disclosure on page 100 of the Form 10-K reflects international revenue from third party customers for the current and prior periods and, therefore, does not reflect the impact of intercompany arrangements, while the foreign pre-tax losses include the impact of these arrangements.

Shared costs, incurred centrally to develop the Company’s platform, and to innovate on products, in addition to locally incurred costs, are expected to represent a lower proportion of international revenue as revenue scales internationally over time.  The Company intends to disclose in its next Quarterly Report on Form 10-Q the following in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Provision (Benefit) for Income Taxes”:

Provision (benefit) for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions which are expected to fluctuate based on the pre-tax results within and outside of the United States and will also be impacted by our allocation of centrally incurred costs to foreign jurisdictions.  Our future effective tax rate will also be affected by the changes in tax rates and tax regulations, the impact of tax examinations, the impact of business combinations, and changes in valuation allowance.

Notes to Consolidated Financial Statements

Note 13. Income Taxes, page 95

2.

We note on page 96 you disclose federal and state net operating loss carryforwards and provide information about their expiration.  Please tell us how you considered also separately disclosing the amounts and expiration dates of foreign net operating loss and tax credit carryforwards pursuant to ASC 740-10-50-3.

The Company respectfully advises the Staff that the Company does not have material foreign net operating losses and tax credit carryforwards and therefore concluded that disclosure is not required pursuant to ASC 740-10-50-3.  The substantial majority of the Company’s foreign losses are incurred in a foreign jurisdiction where carryfoward losses and tax credits are not available.  The Company has incurred some losses in jurisdictions which allow carryforward net operating losses and tax credits; however, the amount of such losses and tax credits is currently not material to the Company’s financial statements.

Securities and Exchange Commission

July 16, 2015

Despite significant foreign pre-tax losses, the resulting foreign carryforward loss amount depends on the tax regime and the tax rate of the jurisdiction in which the losses are incurred.  As indicated in the Company’s response to the April Letter, with limited exceptions, the tax rates in the other countries where the Company operates are lower than the U.S. statutory rate.  As the foreign loss carryforwards were not material, the Company was not required to disclose them.  In future Form 10-K filings, the Company will disclose that foreign net operating loss carryforwards and tax credits are not material or disclose the amount of foreign net operating loss carryforwards and tax credits if they become material.

Form 10-Q for the Quarterly Period Ended March 31, 2015

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Revenue, page 28

3.

We note your response to prior comment 2 that you have chosen not to separately quantify revenue for each type of Promoted Product because you believe that the evaluation of the overall growth of Promoted Products offers investors better insight into your operational effectiveness.  Please note that Item 303(a)(3)(iii) of Regulation S-K requires a narrative discussion of the extent to which material increases in revenues are attributable to new products.  In this regard, we note the statement in your earnings call dated April 28, 2015 that year-over-year revenue growth was primarily driven by newer products, specifically Promoted Video Ads and Website Cards.  Additionally, tell us what consideration you have given to discussing revenue generated from direct response products versus branded advertising products.  In this regard, we note the extensive discussion of direct response products in your earnings call, including your statements that direct response products were the largest contributors in absolute dollars to year- over-year growth and a main cause of your revenue shortfall in the first quarter of fiscal 2015.

The Company respectfully advises the Staff that video ads and website cards are separate features and functions of the Company’s Promoted Products, not separate products themselves. As the Company continuously evolves its Promoted Products offerings, it expands the features and functions within its Promoted Products to attract increased usage and adoption.  As described on page 5 of the Form 10-K, the Company’s Promoted Products have evolved to include richer media beyond only text.  For example, Promoted Tweets can include features such as a website card or a video.

Advertisers are obligated to pay when a user engages with a Promoted Tweet, whether or not the Promoted Tweet includes a particular function or feature.  Using a direct response function, an advertiser can narrow the type of engagement for which it is charged, such as only paying when a user clicks through a website link in a website card, or plays an embedded video in a Promoted Tweet, and not for any other type of engagements with the Promoted Tweet, such as expanding, retweeting, favoriting or replying to a tweet.  The Company sometimes refers to Promoted Products that utilize the direct response features as "direct response products" or as “objective-based products,” as they are referred to on page 25 of the Form 10-Q, because these engagements are expected to indicate a higher purchase intent of a user.  This is in contrast to what the Company sometimes refers to as "brand advertising products," which are Promoted Products with which a user may interact through a broader set of engagements.

Securities and Exchange Commission

July 16, 2015

While the video ad and website card features are relatively new, the Company expects to continue to develop multiple and evolving new features and functions that could impact adoption of the Company’s Promoted Products.  Therefore, it is not practicable to comment consistently on revenue by features and functions. In addition, these features and functions do not sufficiently differentiate the Company’s advertising products to result in meaningfully dissimilar economic characteristics to distinguish them, as they share a common distribution platform and are offered to all of the Company’s advertisers who can buy them in combination for an overall advertising solution.

The Company will endeavor to be more consistent with its product and feature terminology.  The Company will continue to comment on the short-term impact of these newer features and functions as it did on page 25 of the Form 10-Q. Further, in the event the Company offers new products resulting from acquisitions or develops products that may have sufficiently dissimilar characteristics and generate material revenue in the future, the Company acknowledges it will need to provide narrative discussion in accordance with Item 303(a)(3)(iii) of Regulation S-K.

* * * * * * * * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

July 16, 2015

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 493-9300.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Katharine A. Martin

Katharine A. Martin

cc:	Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.